Exhibit 4.3

CERTIFICATE OF CORRECTION

OF

MIDDLESEX WATER COMPANY

To:	Secretary of State State of New Jersey

The Undersigned, hereby submits for filing, a Certificate of Correction, executed on behalf of the above-named Corporation, pursuant to the provisions of Section 14A:1-6(5) Corporations, General, of the New Jersey Statutes.

1.	The Certificate to be corrected is:

Document	Filing Date
Certificate of Amendment to the Restated Certificate of Incorporation of Middlesex Water Company	June 10, 1998

2.	The inaccuracies in the Certificate are:

a.	Section 2 includes materials not intended for inclusion in the Certificate of Incorporation.

b.	Part of Section 2 erroneously recites the proposed amendment as:

“The total authorized capital stock of the Company is 10,169,418, divided into 10,000,000 shares of common stock without nominal or par value, 69,418 shares of preferred stock without nominal or par value (out of 100,000 shares of preferred stock originally authorized) and 100,000 shares of preference stock without nominal or par value.”

3.	This Certificate of Correction provides (consistent with the amendment voted on by the Corporation’s shareholders) that the first sentence of Article 7A of the Restated Certificate of Incorporation hereby reads as follows:

“ARTICLE 7A. The total authorized capital stock of the Company is 10,249,980 shares, divided into 10,000,000 shares of common stock without nominal or par value, 149,980 shares of preferred stock without nominal or par value and 100,000 shares of preference stock without nominal or par value.”

Dated this 28th day of April, 1999.

MIDDLESEX WATER COMPANY

By:	/S/ MARION F. REYNOLDS

Marion F. Reynolds
Vice President, Secretary and Treasurer